Inergy Midstream, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

March 26, 2013

Via EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inergy Midstream, L.P.

Registration Statement on Form S-3 (as amended)

File No. 333-185946

Dear Ms. Ransom:

On behalf of Inergy Midstream, L.P. (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 3:00 p.m., Washington, D.C. time, on March 28, 2013, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission (the “Commission”), the Partnership hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has been transmitted via EDGAR.

Very truly yours,

Inergy Midstream, L.P.

By:	NRGM GP, LLC, its general partner

By:	/s/ Michael J. Campbell
Michael J. Campbell
Senior Vice President and
Chief Financial Officer

Signature Page to Acceleration Request